SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

10 HAMADA STREET, 5TH FLOOR, HERZLIYA, ISRAEL 46140
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F X                  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

EXPLANATORY NOTE

Attached is following exhibit:

99.1	Press release, released publicly on August 3, 2011, including consolidated financial statements for the six months ended June 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2011
FUNDTECH LTD.

By: /s/ Yoram Bibring
   Yoram Bibring
   Chief Financial Officer